October 25, 2016

VIA EDGAR

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Katherine Wray
Edwin Kim
Juan Migone
Christine Dietz

Re:	BlackLine, Inc.
Registration Statement on Form S-1
File No. 333-213899

Acceleration Request
	Requested Date:	October 27, 2016
	Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BlackLine, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-213899) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Allison Spinner at (650) 565-3765.

* * * *

Sincerely,

BLACKLINE, INC.

/s/ Therese Tucker

Therese Tucker
Chief Executive Officer

cc:	Karole Morgan-Prager, BlackLine, Inc.

Allison Spinner, Wilson Sonsini Goodrich & Rosati, P.C.

Jeffrey Saper, Wilson Sonsini Goodrich & Rosati, P.C.

Steven B. Stokdyk, Latham & Watkins LLP